Exhibit 99.2
HURRAY! HOLDING CO., LTD.
3/F, China Railway Construction Plaza
No. 20 Shijingshan Road
Shijingshan District, Beijing 100131
The People’s Republic of China
2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 28, 2010
PROXY STATEMENT
General
We are soliciting the proxy on behalf of our board of directors (the “Board”) for use at the annual general meeting of shareholders to be held on July 28, 2010 at 10:00 a.m., Beijing time, or at any adjournment or postponement thereof. The annual general meeting will be held at Boardroom I, Business Centre, 3/F, Harbour Grand Kowloon, 20 Tak Fung Street, Hunghom, Kowloon, Hong Kong.
This proxy statement is available to shareholders beginning on June 25, 2010 and the form of proxy is first being mailed to shareholders on or about June 25, 2010.
Revocability of Proxies
Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the annual general meeting and voting in person. Attendance at the annual general meeting in and of itself does not revoke a prior proxy. A written notice of revocation must be delivered to the attention of Tianqiao Chen, our Chairman of the Board, if you hold our ordinary shares, or to Citibank, N.A., if you hold American Depositary Shares, known as ADSs, representing our ordinary shares.
Record Date, Share Ownership and Quorum
Shareholders of record at the close of business on June 18, 2010 are entitled to vote at the annual general meeting. Our ordinary shares underlying ADSs are included for purposes of this determination. As of June 1, 2010, 2,938,063,544 of our ordinary shares, par value US$0.00005 per share, were issued and outstanding, of which approximately 1,973,192,900 were represented by ADSs. The presence in person or by proxy of shareholders holding at least one-third of the issued ordinary shares of the Company entitled to vote at the meeting will constitute a quorum.
Voting and Solicitation
Each share outstanding on the record date is entitled to one vote. Voting by holders of ordinary shares at the annual general meeting will be by a show of hands unless the chairman of the meeting or any shareholder present in person or by proxy demands that a poll be taken. Holders of ADSs cannot vote at such meeting.
The costs of soliciting proxies will be borne by our company. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. The solicitation materials are available on our company’s website at http://www.hurray.com under the heading “Investor Relations.” Hard copies of the solicitation materials are available upon request to shareholders free of charge.
Voting by Holders of Ordinary Shares
Holders of ordinary shares should vote by either attending the meeting in person or by mailing the Proxy Card to us as instructed therein. The Proxy Card should be mailed to us at Attention: Legal Counsel, 11/F, China Railway Construction Plaza, No. 20 Shijingshan Road, Shijingshan District, Beijing 100131, The People’s Republic of China, as soon as possible to ensure receipt by us before July 28, 2010.

When proxies are properly dated, executed and returned by holders of ordinary shares, the shares they represent will be voted at the annual general meeting in accordance with the instructions of such holder. If no specific instructions are given by such holders, the shares will be voted “FOR” proposals 1, 2 and 3 and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. Abstentions by holders of ordinary shares are included in the determination of the number of shares present and voting but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.
Voting by Holders of American Depositary Shares
Citibank, N.A., as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs the Notice of 2010 Annual General Meeting of Shareholders and an ADR Voting Instruction Card. Upon the written request of an owner of record of ADSs, Citibank, N.A. will endeavor, to the extent practicable, to vote or cause to be voted the amount of shares represented by the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. Citibank, N.A. has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all of the shares represented by the ADSs, only Citibank, N.A. may vote those shares at the annual general meeting.
Citibank, N.A. and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.
If (i) the ADR Voting Instruction Card is signed but is missing voting instructions, (ii) the ADR Voting Instruction Card is improperly completed or (iii) no ADR Voting Instruction Card is received by Citibank, N.A. from a holder of ADSs by July 21, 2010 at 10:00 a.m., New York City time, Citibank, N.A. will deem such holder of ADSs to have instructed it to give a proxy to the chairman of the annual general meeting to vote in favor of each proposal recommended by our Board and against each proposal opposed by our Board.
Deadline for Shareholder Proposals
Proposals which our shareholders wish to be considered for inclusion in our proxy statement and proxy card for the 2011 annual general meeting must be received by April 1, 2011 at 11/F, China Railway Construction Plaza, No. 20 Shijingshan Road, Shijingshan District, Beijing 100131, The People’s Republic of China, attention: Legal Counsel. The submission of a proposal does not assure that it will be included in the proxy statement or the proxy card.

PROPOSAL 1
ISSUANCE OF 553,846,154 ORDINARY SHARES IN CONNECTION WITH
THE ACQUISITION OF SHANDA ASSETS AND THE YISHENG MINORITY INTERESTS AND
SALE OF HURRAY!’S WIRELESS VALUE-ADDED SERVICES AND RECORDED MUSIC
BUSINESSES TO SHANDA
General Description of the Transactions
You are being asked to approve a proposal to effect (i) an issuance of 553,846,154 ordinary shares of Hurray! Holding Co., Ltd. (“Hurray!” or the “Company”) in connection with the acquisition of the Shanda Assets (as defined below) and the Yisheng Minority Interests (as defined below), and (ii) the sale of our wireless value-added services and recorded music businesses to Shanda Interactive Entertainment Limited (“Shanda”) in exchange for an aggregate of US$36,944,267 in cash, subject to adjustment, pursuant to a Master Transaction Agreement by and between Shanda and Hurray!, dated as of June 1, 2010 (the “Master Transaction Agreement”).
As described in more detail below, subject to approval of this Proposal 1, upon the closing of the transactions contemplated by the Master Transaction Agreement (collectively, the “Transactions”), we will acquire the online broadcasting business in which Shanda indirectly holds a majority interest in exchange for 553,846,154 ordinary shares of Hurray!, of which 415,384,615 ordinary shares of Hurray! will be issued to Shanda (or its designees) for the Shanda Assets, and 138,461,539 ordinary shares of Hurray! will be issued to Shanghai Jizhi Information Co., Ltd. (“Jizhi”) to acquire its minority interest in such online broadcasting businesses. Concurrently, we will transfer or caused to be transferred to Shanda (or its designees) our entire wireless value-added services and recorded music businesses in exchange for an aggregate of US$36,944,267 in cash, subject to adjustment, in accordance with the terms of the Master Transaction Agreement.
Shanda is a leading interactive entertainment media company in China which offers a diversified entertainment content portfolio including, among other things, massively multiplayer online role playing games, advanced casual games and flash games, online (Internet and wireless value-added services) and offline literature publication, online chess and board games platform, e-sports game platform and wireless value-added services, music and online video. As of June 1, 2010, Shanda beneficially owned approximately 43% of Hurray!’s outstanding ordinary shares (including ADSs representing ordinary shares). Immediately following the completion of the Transactions, Shanda will own approximately 48% of our total outstanding ordinary shares (including ADSs representing ordinary shares).
Summary of the Master Transaction Agreement
The following is a summary of the material provisions of the Master Transaction Agreement.
Structure of the Transactions; Purchase Price
If this Proposal 1 is approved by our shareholders at the annual general meeting or any adjournment thereof, at the closing, Shanda will transfer or cause to be transferred to Hurray! or one or more persons designated by Hurray! the following Shanda assets (such assets collectively called the “Shanda Assets”) in exchange for 415,384,615 newly issued ordinary shares of Hurray!, par value US$0.00005 per share:
(i)	75% of the issued and outstanding share capital of Shanghai Yisheng Network Technology Co., Ltd. (“Shanghai Yisheng”), a limited liability company formed under the laws of the People’s Republic of China (the “PRC”). Shanghai Yisheng is a leading online broadcaster which provides a range of audio content via the Internet, including news reports, music and literature. Shanghai Yisheng is a variable interest entity of Shanda which is owned by Ms. Dongxu Wang as to 75% and Jizhi as to 25%. An affiliate of Shanda has entered into a series of agreements with Ms. Wang which gives Shanda operational and voting control over Shanghai Yisheng (collectively, the “VIE Agreements”).

(ii)	All rights, title and interest to the VIE Agreements.
Furthermore, Hurray! will transfer or cause to be transferred to Shanda (or its designees) the following assets of Hurray! in exchange for an aggregate of US$36,944,267, subject to adjustment (collectively called the “Hurray! Assets”):
(i)	99% of the issued and outstanding share capital of Hurray Technologies (HK) Ltd., a company incorporated under the laws of Hong Kong, which is a holding company that will own at closing 100% of the issued and outstanding share capital of Beijing Hurray! Times Technology Co. Ltd., a limited liability company formed under the laws of the PRC, currently 100% directly owned by Hurray!, that owns Hurray!’s wireless value-added services business and our artist develoment, music production, offline distribution and event organization businesses (other than Seed Music Group Limited (“Seed Music Group”) )and Xifule (Beijng) Culture Broker Co. (“Xifule”) .

(ii)	100% of the issued and outstanding ordinary shares of Hurray! Media Holding Co., Ltd., a company incorporated under the laws of the Cayman Islands, which owns Hurray!’s interest in Seed Music Group; and

(iii)	100% of the issued and outstanding share capital of Xifule.
The foregoing cash purchase price is subject to an adjustment based on the difference between the estimated aggregate cash balances of the companies being sold as part of the Hurray! Assets of US$25,944,267 as of May 31, 2010 and the actual cash balances of those companies on that date as validated by Shanda, or if Hurray! objects to such validation result, as determined by an independent accounting firm.
The Master Transaction Agreement provides that prior to the closing, Shanda will cause Jizhi to sell the remaining 25% of the issued and outstanding share capital of Shanghai Yisheng (the “Yisheng Minority Interests”) to Hurray! at a per-share price not higher than the per-share price that Hurray! pays Shanda for the 75% of the issued and outstanding share capital of Shanghai Yisheng (the “Yisheng Minority Interests Transfer”). Subject to approval of this Proposal 1, we plan to issue 138,461,539 ordinary shares of Hurray! to Jizhi (or its designee) in consideration for the Yisheng Minority Interests Transfer.
Prior to the closing, Hurray! shall cause the minority shareholder of Hurray Technologies (HK) Ltd., Mr. Qindai Wang, to sell his 1% equity interest in such company to Shanda (or its designee) at a per-share price not higher than the per-share price that Shanda pays Hurray! for the 99% of the issued and outstanding share capital of Hurray Technologies (HK) Ltd. (the “Hurray! Minority Share Transfer”).
Closing of the Transactions
The closing of the Transactions will take place, as soon as possible, but in no event later than five business days after satisfaction of the closing conditions set forth in the Master Transaction Agreement (described below), or at such other time as the parties may agree. The Master Transaction Agreement may be terminated by either Shanda or Hurray! if the closing is not consummated on or before November 28, 2010.
Representations and Warranties
Each of Shanda and Hurray! makes customary representations and warranties, some of which are qualified by materiality or knowledge qualifiers, to the other party relating to corporate existence and power, corporate authorization, governmental authorization, noncontravention, capitalization, ownership of shares, absence of undisclosed liabilities, compliance with laws, litigation, properties, tax matters and intellectual property.

Interim Operation Covenants
Prior to closing of the Transactions, each of Hurray! and Shanda will cause the companies and subsidiaries comprising the Hurray! Assets and the Shanda Assets, respectively, to conduct their respective businesses in the ordinary course consistent with past practice and to use their reasonable best efforts to preserve intact their respective business organizations and relationships with third parties and to keep available the services of their respective present officers and employees.
Conditions to the Closing of the Transactions
The parties’ obligations to consummate the Transactions are subject to customary closing conditions, including the following:
•	the shareholders of Hurray! having approved the issuance of the Hurray! ordinary shares to Shanda (or its designees) pursuant to this Proposal 1;

•	the Yisheng Minority Interests Transfer having been consummated;

•	the Hurray! Minority Share Transfer having been consummated; and

•	Hurray! having transferred 100% of the outstanding shares of Beijing Hurray! Times Technology Co. Ltd. to Hurray Technologies (HK) Ltd.
Termination of VIE Agreements
At the closing, Shanda will transfer or cause to be transferred to Hurray! (or its designee) certain agreements that give Shanda operational and voting control over Shanghai Yisheng. Within twelve months of the closing, Hurray! will terminate certain agreements that give Hurray! operational and voting control over certain variable interest entities that comprise part of the Hurray! Assets.
Name Change
Within 180 days of the closing of the Transactions, Hurray! and its subsidiaries will change their company names so that the word “Hurray” or “” is not included in their names. Accordingly, you are being asked to approve the change of our corporate name as set forth in Proposal 2 in this proxy statement.
Hurray!’s Reasons for the Transactions
The Board formed a special committee comprised of three independent directors to evaluate and negotiate the terms of the Transactions, and the special committee engaged KPMG Advisory (China) Limited (“KPMG”) as its financial advisor. After conducting due diligence on the Shanda Assets, engaging in negotiations with Shanda and taking into consideration the factors discussed below, the special committee concluded that the Transactions are in the best interests of Hurray! and its shareholders, and it approved, and recommended that the Board approve, the Transactions. Subsequently, the Transactions were unanimously ratified, confirmed and approved by the Board.
In approving the Master Transaction Agreement, the Board and its special committee relied on information (including financial information) relating to the Shanda Assets, Yisheng Minority Interests and the Hurray! Assets, the regulatory environment and the industry fundamentals. In addition, the Board and its special committee considered the financial analyses and the opinion of KPMG delivered orally to the special committee and subsequently confirmed in writing to the effect that, as of May 31, 2010, and based on and subject to the assumptions made, procedures followed, matters considered and limitations of review set forth in the written opinion, the consideration to be received by Hurray! for the Hurray! Assets and the price to be paid by Hurray! for the Shanda Assets and Yisheng Minority Interests pursuant to the Master Transaction Agreement is in each case fair, from a financial point of view, to Hurray!. KPMG provided its opinion for the information and assistance of the special committee in connection with its consideration of the Transactions. The opinion is not a recommendation as to whether or not any shareholder should vote for this Proposal 1 or take any other action.

The Board believes that the Transactions provide an opportunity for Hurray! to exit its existing recorded music and wireless value-added services businesses, which have underperformed due to competitive pressures and regulatory and other industry dynamics. In addition, the acquisition of the Shanda Assets will strengthen Hurray!’s new media platform business, which is better positioned to capture opportunities in the fast-growing internet and new media market in China. In particular, Shanghai Yisheng’s new media platform is expected to complement Hurray!’s video sharing platform which it acquired in January of 2010 with the purchase of Ku6 Holdings Limited.
Regulatory Matters
The Transactions is not subject to any material regulatory requirement or approval, other than those described in this proxy statement relating to NASD Marketplace Rules.
Consequences if the Proposal is Not Approved
If this Proposal 1 is not approved by Hurray!’s shareholders, then Hurray! will not be able to consummate the Transactions upon the terms currently contemplated by the Master Transaction Agreement.
Required Vote
The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal. We have been informed by Shanda, which beneficially owned approximately 43% of Hurray!’s outstanding ordinary shares (including ADSs representing ordinary shares) as of June 1, 2010, that it intends to vote or cause to be voted all of its ordinary shares and ADSs in favor of this proposal.
Recommendation
The Board believes that it is in Hurray!’s best interests that the shareholders (i) authorize the issuance of 553,846,154 ordinary shares of Hurray! in connection with the acquisition of the Shanda Assets and the Yisheng Minority Interests and (ii) approve the sale of Hurray!’s wireless value-added services and recorded music businesses to Shanda pursuant to the Master Transaction Agreement.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR
THE ISSUANCE OF 553,846,154 ORDINARY SHARES IN CONNECTION WITH
THE ACQUISITION OF SHANDA ASSETS AND THE YISHENG MINORITY INTERESTS AND
THE SALE OF HURRAY!’S WIRELESS VALUE-ADDED SERVICES AND RECORDED MUSIC
BUSINESSES TO SHANDA

PROPOSAL 2
NAME CHANGE OF THE COMPANY
You are being asked to approve AS A SPECIAL RESOLUTION a proposal, for purposes of Section 31 of the Companies Law of the Cayman Islands (2009 Revision), to effect the change of the Company’s name to Ku6 Media Co., Ltd.
It is contemplated by the Master Transaction Agreement that within 180 days of the closing of the Transactions, Hurray! and its subsidiaries must change their company names so that the word “Hurray” or “” is not included in their names.
The affirmative vote of the holders of two-thirds of the shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal. We have been informed by Shanda, which beneficially owned approximately 43% of our outstanding ordinary shares (including ADSs representing ordinary shares) as of June 1, 2010, that it intends to vote or cause to be voted all of its ordinary shares and ADSs in favor of this proposal.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR
THE CHANGE OF THE COMPANY’S NAME TO KU6 MEDIA CO., LTD

PROPOSAL 3
ELECTION OF DIRECTORS
The Board has nominated nine directors for election at the 2010 annual general meeting. Each director to be elected will hold office until the next annual general meeting of shareholders and until such director’s successor is elected and is duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. Our Amended and Restated Articles of Association, as amended by the Amendment to the Memorandum and Articles of Association dated November 20, 2009, presently authorize up to ten board positions. Proxies cannot, however, be voted for a greater number of persons than the number of nominees named in this proxy statement.
Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the nine nominees named below. All of the nominees have been previously appointed by the Board. The Board has no reason to believe that any of the nominees named below will be unable or unwilling to serve as a director if elected. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as our Board may propose.
The names of the nominees, their ages as of June 1, 2010 and the principal positions with our company held by them are as follows.

Name	Age	Position
Tianqiao Chen(1)	36	Director and Chairman of the Board of Directors
Danian Chen	31	Director
Grace Wu(1)	39	Director
Haifa Zhu(1)	37	Director
Haibin Qu	36	Director and acting CEO
Shanyou Li	37	Director and CEO of Ku6
Wenwen Niu(2)	45	Director
Zheng Wu(2)	43	Director
Tongyu Zhou(2)	41	Director

(1)	Member of the compensation committee.

(2)	Member of the audit committee.
Directors Nominated for Election at the Annual General Meeting
Tianqiao Chen. Mr. Chen has served as Chairman of the Board since July 24, 2009. Mr. Chen is one of the co-founders of Shanda and has served as the chairman of the Board and chief executive officer of Shanda since its inception in December 1999. From 1998 to 1999, Mr. Chen served as the deputy director of the office of the president of Kinghing Trust & Investment Co., Ltd. From 1994 to 1998, Mr. Chen served in various management positions with Shanghai Lujiazui Group. Mr. Chen serves as a member of the board of directors of SinoMedia Holding Ltd., which is listed on the Hong Kong Stock Exchange. Mr. Chen holds a bachelor’s degree in economics from Fudan University.
Danian Chen. Mr. Chen has served on our Board since January 19, 2010. Mr. Chen has served as chief operating officer of Shanda since April 2008 and as a director since 1999. Previously, he served as Shanda’s director of products, vice president, senior vice president, and executive senior vice president. Prior to joining Shanda, he held various positions with Xinghui International Transport Company, Haijie Shipping Agency Company, and Jinyi Network Company from 1996 to 1999.

Grace Wu. Ms. Wu has served on our Board since July 24, 2009. Ms. Wu has served as Shanda’s senior vice president since April 2008, chief financial officer since November 2007 and a director since December 2007. Ms. Wu previously served as Shanda’s vice president from November 2007 to March 2008 and vice president of strategic investments from October 2007 to November 2007. Prior to joining Shanda, Ms. Wu spent five years with AU Optronics Corp., where she was responsible for financial planning and analysis, investor relations and capital markets activities. Prior to that, Ms. Wu worked at Goldman Sachs and Lehman Brothers where she divided her responsibilities between the equity capital markets and investment banking divisions. Ms. Wu holds a bachelor’s degree from National Taiwan University and a Master of International Affairs degree in international banking and finance from Columbia University.
Haifa Zhu. Mr. Zhu has served on our Board since July 24, 2009. Mr. Zhu has served as chief investment officer and senior vice president of Shanda since April 2008. Mr. Zhu previously served as Shanda’s assistant vice president of investments, director of platform operations, director of central user platform and deputy director of new business center. Prior to joining Shanda, Mr. Zhu was responsible for investments at Nuovo Assets Investment Ltd. from 2001 to 2004. Prior to joining Nuovo Assets Investment Ltd., Mr. Zhu worked in technology management for Shanghai Academy of Science from 1996 to 2001. Mr. Zhu holds a master’s degree in business administration and a bachelor’s degree from Fudan University.
Haibin Qu. Mr. Qu has served on our Board since July 24, 2009. Mr. Qu has served as Shanda’s senior executive vice president since August 2005. Mr. Qu previously served as Shanda’s senior vice president from July 2003 to August 2005, vice president from September 2002 to June 2003 and director of business development from February 2000 to August 2002. Prior to joining Shanda, Mr. Qu served as a vice president of Shanghai Fuwei Technology Development Co., Ltd. from September 1996 to December 1999. Mr. Qu holds a bachelor’s degree in mechanics from Fudan University.
Shanyou Li. Mr. Li has served on our Board since January 19, 2010. Mr. Li is the Founder and Chief Executive Officer of Ku6. From 2000 to 2006, Mr. Li served in various senior management positions with Sohu.com. Prior to that, Mr. Li worked for Motorola, Alcoa Group and Bausch & Lomb. Mr. Li holds a bachelor’s degree in mathematics from Nankai University and an EMBA from China Europe International Business School.
Wenwen Niu. Mr Niu is the publisher and creator of ‘The Founder’ magazine and a professional industry commentator. Mr. Niu joined Economic Daily Group in 1991 and was awarded “China News Prize” for three times in two consecutive years. In 1999, Mr. Niu was the editor-in-chief of China Entrepreneur Magazine and he was also a member of the jury of “Top 10 Economic Leaders” of China Central Television (“CCTV”). ‘The Founder’ magazine was created in 2008 by Mr Niu after he resigned from China Entrepreneur and the magazine began publishing in the same year. In addition, Mr. Niu earned his Master degree in economics and graduated from Cheung Kong Graduate School of Business (CHGSB) EMBA program.
Zheng Wu. Mr. Wu has served as an independent director on our Board since September 1, 2009. Mr. Wu also has served as a director of Shanda since October 2006. Mr. Wu is the Co-Founder and Chairman of The Sun Media Investment Holding Group of Companies, one of China’s largest privately held media groups with investment interests in 20 media-related companies and a portfolio of over 60 media brands and products. Mr. Wu served as Co-Chairman of SINA Corporation from 2001 to 2002 and as the Chief Operating Officer of ATV, one of the two free-to-air networks in Hong Kong, from June 1998 until February 1999. Mr. Wu received his Diploma of Studies in French civilization from the University of Savoie, France, in 1987. He graduated with a Bachelor of Science in Business Administration-Finance from Culver-Stockton College in Missouri in December 1990. He received his Master of Arts in International Affairs degree from Washington University, Missouri in 1993 and a Ph.D. in the International Politics Department of College of Law, Fudan University, Shanghai, China, in 2001.
Tongyu Zhou. Ms. Zhou has served as an independent director on our Board since September 1, 2009. Ms. Zhou is the Founder and Chairman of Shanghai Weida Hi-Tech Group Co., Ltd., a leading and comprehensive enterprise engage in IT product distribution, real estate development, infrastructure construction, fast moving consumer goods sales and marketing in China since 1994. Ms. Zhou is a member of the national committee of CPPCC and Chinese National Youth Union, vice president of the Chinese Young Entrepreneurs’ Association and Shanghai Chamber of Commerce. Ms. Zhou received a Ph.D. in economics from Fudan University in 2008 and an MBA from China Europe International Business School in 2002.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR
THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
Our audit committee has adopted procedures which set forth the manner in which the committee will review and approve all audit and non-audit services to be provided by our independent registered public accountants before that such accountants are retained for such services. The pre-approval procedures are as follows:
•	Any audit or non-audit service to be provided to our company by the independent accountants must be submitted to the audit committee for review and approval, with a description of the services to be performed and the fees to be charged.

•	The audit committee in its sole discretion then approves or disapproves the proposed services and documents. Such approval, if given, will be provided through written resolutions or in the minutes of meetings, as the case may be.
SHAREHOLDER COMMUNICATIONS WITH
THE BOARD OF DIRECTORS
The following procedures have been established by our Board in order to facilitate communications between our shareholders and our Board:
1)	Shareholders may send correspondence, which should indicate that the sender is a shareholder, to our Board or to any individual director by mail to 3/F, China Railway Construction Plaza, No. 20 Shijingshan Road, Shijingshan District, Beijing 100131, The People’s Republic of China, Attention: Chief Financial Officer.

2)	Our Chief Financial Officer will be responsible for the first review and logging of this correspondence and will forward the communication to the director or directors to whom it is addressed unless it is a type of correspondence which our Board has identified as correspondence which may be retained in our files and not sent to directors.

Our Board has authorized the Chief Financial Officer to retain and not send to directors communications that: (a) are advertising or promotional in nature (offering goods or services), (b) solely relate to complaints by clients with respect to ordinary course of business customer service and satisfaction issues, or (c) clearly are unrelated to our business, industry, management or board or committee matters. These types of communications will be logged and filed but not circulated to our directors. Except as set forth in the preceding sentence, the Chief Financial Officer will not screen communications sent to our directors.

3)	The log of shareholder correspondence will be available to members of our Board for inspection. At least once each year, the Chief Financial Officer will provide to our Board a summary of the communications received from shareholders, including the communications not sent to directors in accordance with screening procedures approved by our Board.
ACCESS TO CORPORATE GOVERNANCE POLICIES
We have adopted a Code of Business Conduct which applies to our employees, officers and non-employee directors, including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. This code is intended to qualify as a “code of ethics” within the meaning of the applicable rules of the SEC and is available on our website at http://www.hurray.com. To the extent required by law, any amendments to, or waivers from, any provision of the Code of Business Conduct will be promptly disclosed to the public.

Copies of our committee charters and the Code of Business Conduct will be provided to any shareholder upon written request to Attention: Legal Counsel, 11/F, China Railway Construction Plaza, No. 20 Shijingshan Road, Shijingshan District, Beijing 100131, The People’s Republic of China.
ANNUAL REPORT TO SHAREHOLDERS
Pursuant to NASDAQ’s Listing Rules which permit companies to make available their annual report to shareholders on or through the company’s website, we post our annual reports on our website. Our annual report on Form 20-F for the year ended December 31, 2009 has been filed with the U.S. Securities and Exchange Commission. You may obtain copies of our annual report on Form 20-F for the year ended December 31, 2009 by visiting our website at http://www.hurray.com under the heading “Investor Relations.” If you want to receive hard copies of such documents, we will mail them to you free of charge. Please send your request to Matthew Zhao, Investor Relations Officer, at IR@hurray.com.cn.
OTHER MATTERS
We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the form of proxy to vote the shares they represent as the Board may recommend.

By Order of the Board of Directors,

Tianqiao Chen
Chairman of the Board of Directors

Dated: June 25, 2010